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SMALLCAP World Fund, Inc.
333 South Hope Street
Los Angeles, California  90071-1406

Phone (213) 486 9320
Fax (213) 486 9455
E-mail: cln@capgroup.com

Chad L. Norton
Secretary

October 6, 2009

Ms. Laura Hatch
Ms. Patsy Mengiste
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	SMALLCAP World Fund, Inc.
Request for EDGAR filing withdrawal
File Nos. 811-05888 and 033-32785

Dear Mses. Hatch and Mengiste:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, SMALLCAP World Fund, Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment to its Registration Statement on Form N-1A (1933 Act No. 033-32785), filed on September 18, 2009, hereinafter referred to as the "Post-Effective Amendment."

The Post-Effective Amendment is being withdrawn because a duplicate filing was made on September 18, 2009. No securities were sold in connection with the erroneous 485(a) filing.

Additional details of the Post-Effective Amendment are:

•	Registrant and CIK: SMALLCAP World Fund, Inc, CIK 0000858744;
•	Accession number: 0000858744-09-000046;
•	Erroneous filing type: 485APOS;
•	1933 Act number: 033-32785; and
•	Transmission date: September 18, 2008.

Thank you for your assistance.  If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Grace Richardson at (213) 486-9501, or me at (213) 486-9320.

Sincerely,

/s/ Chad L. Norton
Chad L. Norton
Secretary